UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

GLORY STAR NEW MEDIA GROUP HOLDINGS

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G88950 103

(CUSIP Number)

Alexander Donnelly

Maven Investment Partners Ltd

Level 7, 155 Bishopsgate

London, United Kingdom, EC2M 3TQ

+44 20 3763 2003

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 03, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G88950 103

1	NAME OF REPORTING PERSONS Maven Investment Partners Ltd (“MIPL”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) o
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

4,100,459 ordinary shares that are owned directly MIPL. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”) and Benjamin Nur Huda (“Ben”),the directors of MIPL, may be deemed to have shared investment discretion and voting power in respect to these shares.

	8	SHARED VOTING POWER 0
	9

SOLE DISPOSITIVE POWER

4,100,459 ordinary shares that are owned directly MIPL. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”) and Benjamin Nur Huda (“Ben”),the directors of MIPL, may be deemed to have shared investment discretion and voting power in respect to these shares.

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,100,459
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.02%(1)
14.	TYPE OF REPORTING PERSON CO
(1)	Based on 68,124,402 ordinary shares issued and outstanding as of June 30, 2022

CUSIP No. G88950 103

1	NAME OF REPORTING PERSONS Ian Mark Toon (“Ian”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8

SHARED VOTING POWER

4,100,459 ordinary shares that are owned directly MIPL. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”)and Benjamin Nur Huda (“Ben”),the directors of MIPL, may be deemed to have shared investment discretion and voting power in respect to these shares.

	9	SOLE DISPOSITIVE POWER 0
	10

SHARED DISPOSITIVE POWER

4,100,459 ordinary shares that are owned directly MIPL. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”)and Benjamin Nur Huda (“Ben”),the directors of MIPL, may be deemed to have shared investment discretion and voting power in respect to these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,100,459
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.02%(1)
14.	TYPE OF REPORTING PERSON CO
(1)	Based on 68,124,402 ordinary shares issued and outstanding as of June 30, 2022

CUSIP No. G88950 103

1	NAME OF REPORTING PERSONS Ivan Ivanov Koedjikov (“Ivan”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bulgaria

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8

SHARED VOTING POWER

4,100,459 ordinary shares that are owned directly MIPL. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”)and Benjamin Nur Huda (“Ben”),the directors of MIPL, may be deemed to have shared investment discretion and voting power in respect to these shares.

	9	SOLE DISPOSITIVE POWER 0
	10

SHARED DISPOSITIVE POWER

4,100,459 ordinary shares that are owned directly MIPL. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”)and Benjamin Nur Huda (“Ben”),the directors of MIPL, may be deemed to have shared investment discretion and voting power in respect to these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,100,459
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.02%(1)
14.	TYPE OF REPORTING PERSON CO
30
(1)	Based on 68,124,402 ordinary shares issued and outstanding as of June 30, 2022

CUSIP No. G88950 103

1	NAME OF REPORTING PERSONS Benjamin Nur Huda (“Ben”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8

SHARED VOTING POWER

4,100,459 ordinary shares that are owned directly MIPL. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”)and Benjamin Nur Huda (“Ben”),the directors of MIPL, may be deemed to have shared investment discretion and voting power in respect to these shares.

	9	SOLE DISPOSITIVE POWER 0
	10

SHARED DISPOSITIVE POWER

4,100,459 ordinary shares that are owned directly MIPL. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”)and Benjamin Nur Huda (“Ben”),the directors of MIPL, may be deemed to have shared investment discretion and voting power in respect to these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,100,459
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.02%(1)
14.	TYPE OF REPORTING PERSON CO
(1)	Based on 68,124,402 ordinary shares issued and outstanding as of June 30, 2022

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) filed by Maven Investment Partners Ltd (“MIPL”) on October 04,2022.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby supplemented with the following information:

(c)

Date	Action	Total Quantity	Price per share
27 September 2022	Buy	100000	1.47022
28 September 2022	Buy	58100	1.47719
29 September 2022	Buy	50000	1.48000
30 September 2022	Buy	51994	1.47960
03 October 2022	Buy	3975	1.48000
04 October 2022	Buy	46000	1.48983
05 October 2022	Buy	72079	1.48028
06 October 2022	Buy	46446	1.48312
07 October 2022	Buy	5400	1.49000
11 October 2022	Buy	10000	1.50995
12 October 2022	Buy	15100	1.50993
13 October 2022	Buy	15100	1.50964
14 October 2022	Buy	16600	1.50722
17 October 2022	Buy	15200	1.50751
18 October 2022	Buy	15600	1.50897
19 October 2022	Buy	15000	1.51000
20 October 2022	Buy	15000	1.50973
21 October 2022	Buy	16800	1.50797
24 October 2022	Buy	21900	1.50400
25 October 2022	Buy	15100	1.50908
26 October 2022	Buy	16000	1.50816
01 November 2022	Buy	3249	1.51723
02 November 2022	Buy	10700	1.51780
03 November 2022	Buy	32190	1.50188

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2022

MAVEN INVESTMENT PARTNERS LTD

/s/ IAN MARK TOON
Name: IAN MARK TOON
Title: DIRECTOR

/s/ IAN MARK TOON
IAN MARK TOON

/s/ IVAN IVANOV KOEDJIKOV
IVAN IVANOV KOEDJIKOV

/s/ BENJAMIN NUR HUDA
BENJAMIN NUR HUDA